FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2004

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG

Press Release: Syngenta launches new generation of cotton seed treatment in the US

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland
Telephone: Fax:	+41 61 323 23 23 +41 61 323 24 24
www.syngenta.com

Media Release

Syngenta launches new generation of cotton seed treatment in the US

Basel, Switzerland, 2 September 2004

Syngenta announced today the launch of an innovative seed treatment product for cotton, DYNASTY® CST, in the US. The new product will be available for 2005 planting. DYNASTY® CST provides exceptional control of a wide spectrum of fungal diseases protecting cotton seedlings during the early growth stages. According to estimates of the National Cotton Council of America, cotton seedling diseases caused yield losses of more than $330 million in the USA in 2003.

“DYNASTY® CST provides outstanding broad-spectrum performance through the combination of three fungicide chemistries,” says John Atkin, Chief Operating Officer of Syngenta Crop Protection. “With DYNASTY® CST, we are now offering cotton growers a product which is easy to use and, combined with our insecticide CRUISER®, provides complete protection of cotton seedlings.“

Syngenta is also developing DYNASTY® CST for other important cotton growing regions. Registration in Australia is expected later this year.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2003 were approximately $6.6 billion. Syngenta employs some 19,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Media Enquiries:	Markus Payer (Switzerland)	+	41 61 323 2323
	Sarah Hull (USA)	+	1 (202) 347 8348

Analyst/Investor Enquiries:	Jonathan Seabrook (Switzerland)	+	41 61 323 7502
	Jennifer Gough (Switzerland)	+	41 61 323 5059
	Rhonda Chiger (USA)	+	1 (917) 322 2569

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – 2 September 2004 / Page 1 of 1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	September 2 , 2004	By:	/s/ Christoph Mäder

			Name:	Christoph Mäder
			Title:	Authorized Signatory

		By:	/s/ Niklaus Huber

			Name:	Niklaus Huber
			Title:	Authorized Signatory